AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 2)

Eaton Vance Senior Income Trust
(Name of Subject Company (Issuer))

Eaton Vance Senior Income Trust
(Name of Filing Person (Issuer))

Auction Preferred Shares Series A and B Par Value $.01 Per Share
(Title of Class of Securities)

Series A – 27826S202
Series B – 27826S301
(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

One Post Office Square

Boston, Massachusetts 02109

(617) 672-8305
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Items 1 through 9 and Item 11.

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Eaton Vance Senior Income Trust, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Fund”). Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of all of its outstanding preferred shares of beneficial interest, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A and B (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated April 30, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued prior to the expiration date of the Offer, less any applicable withholding taxes and without interest. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

This Amendment No. 2 is being filed to report the final results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the information provided herein and the exhibit filed herewith.

You should read this Amendment No. 2 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

Item 11.

Item 11 is hereby amended and supplemented by adding at the end thereof the following text: “On June 1, 2026, the Fund issued a press release announcing the final results of the Offer, which expired on May 29, 2026 at 5:00 p.m. New York City Time. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iv)	Press Release issued on June 1, 2026.
107	Filing Fees – Calculation of Filing Fee Table.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Senior Income Trust

By:	/s/ Kenneth A. Topping
Name:	Kenneth A. Topping
Title:	President

Dated as of June 1, 2026

Exhibit Index

Exhibit No.	Document

(a)(5)(iv)	Press Release issued on June 1, 2026.
107	Filing Fees – Calculation of Filing Fee Table.